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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                     INTERNATIONAL NURSING SERVICES, INC.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                   460093404
                                (CUSIP Number)

                                 David Klugmann
                   701 North Lake Drive, Lakewood, NJ 08701
                                 908-905-9206
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 18, 1996
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                     Schedule 13D


CUSIP No. 460093404        13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Klugmann

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                           U.S.A.

                  7.       SOLE VOTING POWER
                           N/A

                  8.       SHARED VOTING POWER
                           N/A

                  9.       SOLE DISPOSITIVE POWER
                           388,000

                  10.      SHARED DISPOSITIVE POWER
                           N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    388,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.13%

14.      TYPE OF REPORTING PERSON*
                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                     Schedule 13D

CUSIP No. 460093404        13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Klugmann Money Purchase Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [x]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York

                  7.       SOLE VOTING POWER
                           N/A

                  8.       SHARED VOTING POWER
                           N/A

                  9.       SOLE DISPOSITIVE POWER
                           160,000

                  10.      SHARED DISPOSITIVE POWER
                           N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    160,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.52%

14.      TYPE OF REPORTING PERSON*
                                    EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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Item 1.  Security and Issuer

         This statement relates to Common Stock, $.001 par value per share (the "Common Stock"), of International Nursing Services, Inc. (the "Company"). The address of the principal executive office of the Company is 360 South Garfield Street, Suite 640, Denver, Colorado 80209.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of David Klugmann and the David Klugmann Money Purchase Plan (the "Plan"), of which David Klugmann is a trustee (collectively the "Reporting Persons").

         (b) The business address for all Reporting Persons is 701 North Lake Drive, Lakewood, NJ 08701.

         (c) Mr. Klugmann's principal occupation is actuarial and insurance consulting. The Plan is a money purchase retirement plan. All Reporting Persons conduct their respective businesses primarily at the address above.

         (d) During the last five years, neither David Klugmann nor the Plan has been convicted in a criminal proceeding.

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  David Klugmann is a US citizen.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of the securities came from personal or internal investment capital of the Reporting Persons. Mr. Klugmann purchased nine Units for $90,000. The Plan purchased five Units for $50,000.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. None of the Reporting Persons has any plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

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         (a) The following table shows the beneficial ownership of each of the
Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of July 22, 1996. The table assumes that the Conversion Price (as defined below) as of the date of this filing is $1.25. As set forth in subsection (c) hereof, this number may be subject to adjustment based on fluctuations in the market price of the Common Stock which may affect the Conversion Price. The table assumes further that all Preferred Stock and Warrants (as hereinafter defined) were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 4,382,403 prior to such conversion and exercise.

                            Number of Shares       Percentage of
Name                        Beneficially Owned     Outstanding Shares
- ----                        ------------------     ------------------
David Klugmann Money
Purchase Plan (1)              160,000                 3.52%

David Klugmann (2)              388,000                 8.13%




(1) Consists of 80,000 shares issuable upon conversion of Preferred Stock and 80,000 shares issuable upon exercise of Warrants.

(2) Consists of 144,000 shares issuable upon conversion of Preferred Stock, 144,000 shares issuable upon exercise of Warrants and 100,000 shares issuable upon exercise of finders fee warrants (see Item 6 below). Does not include shares and Warrants owned by the Plan.

         (b) Mr. Klugmann disclaims beneficial ownership in the Common Stock that is owned by the Plan and that is reported herewith. The Plan disclaims beneficial ownership in the Common Stock owned by Mr. Klugmann. There is no written arrangement respecting voting and dispositive powers with respect to the Common Stock.

         (c) Pursuant to a private placement (the "Placement"), on July 18, 1996, Mr. Klugmann purchased nine units ("Units") from the Company at $10,000 per Unit. Each Unit consists of one share of 1996 Convertible Preferred Stock ("Preferred Stock") having a conversion value of $10,000 and warrants ("Warrants") to purchase 8,000 shares of Common Stock at $2.50 per share for a period of three years. The expiration date of the Warrants will be extended by one day for each day after February 1, 1997 on which a registration statement (the "Registration Statement") with


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respect to the Common Stock underlying the Preferred Stock and the Warrants which the Company has undertaken to file is not in effect. For a period of three years, the Preferred Stock will at the option of the holder be convertible into shares of Common Stock at the lesser of $1.25 per share or 75% of the average closing sales price of the Common Stock as quoted on the Nasdaq during the last five trading days prior to conversion (the "Conversion Price"). On the same date, the Plan purchased five Units from the Company. In addition, Reporting Persons were granted an option (the "Option") to purchase up to an additional number of Units equal to the number of Units purchased in the Placement at $10,000 per Unit. The expiration date of the Option is December

31, 1997, or, if earlier, the 30th day of the effectiveness of the Registration Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See the disclosures under Items 2 and 5(b). The Company has paid Mr. Klugmann a finders fee in connection with the Placement. The fee consists of a cash portion and warrants to purchase 100,000 shares of Common Stock at $2.00 per share for a period of three years. The expiration date will be extended by one day for each day after February 1, 1997 on which the Registration is not in effect. The cash portion equals 5% of the first $2,000,000 of any and all amounts ("Proceeds") paid to the Company by subscribers of the Placement, for Units, Option Units or as the exercise price of Warrants included in the Units or the Option Units, 4% of the next $2,000,000 of aggregate Proceeds, 3% of the next $2,000,000 in aggregate Proceeds, 2% of the next $2,000,000 of aggregate Proceeds, and 1% of any additional aggregate Proceeds.

Item 7.  Material to be Filed as Exhibits

         (1)  Agreement among Reporting Persons to Joint Filing of Schedule 13D.

         (2) Finders Fee agreement between the Company and David Klugmann dated July 18, 1996.

         (3) Subscription Agreement between the Company and David Klugmann dated July 18, 1996.

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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 26, 1996


                                         DAVID KLUGMANN MONEY PUURCHASE PLAN


                                         By: /s/ David Klugmann
                                            -------------------------
                                         Title: Trustee

                                         /s/ David Klugmann
                                         ----------------------------
                                         David Klugmann